March 28, 2011
The Bank of New York Mellon Trust Company, N. A.
Trustee, LL&E Royalty Trust
919 Congress Avenue, Suite 500
Austin, TX 78701
Re:	Estimates of Proved Reserves and Future Net Revenues for the LL&E Royalty Trust As of September 30, 2010
Gentlemen:
     Miller and Lents, Ltd. (MLL) estimated the proved reserves and the future net revenues attributable to working and royalty interests owned by Quantum Resources Management and ConocoPhillips (hereinafter referred to as “the Working Interest Owners”) in properties associated with the LL&E Royalty Trust (“the Trust”) interest. This report includes (1) consideration of the Working Interest Owner’s intention to escrow funds up to 125 percent of future Special Costs, (2) the Working Interest Owner’s future dismantlement cost estimates, and (3) applicable interest charges.
     The estimated net proved imputed reserves and future net revenues discounted at 10 percent per year, for interests owned by the Trust in Jay Field, South Pass 89, and Offshore Louisiana, and without consideration of the Trust Termination Clause, as of September 30, 2010, are as follows:

	Net Proved Imputed Reserves and Revenues (1)(2)
	Crude Oil,				Net Revenues
	Condensate, and	Natural		Future Net	Discounted at 10%
	Natural Gas Liquids,	Gas,		Revenues,	Per Year,
Reserves Category	MBbls.	MMcf		M$	M$

Jay Field
Proved Developed	61.6	0.0		4,674.9	2,761.5
Proved Undeveloped	44.5	0.0	2,328.3	1,157.2

Total Proved	97.6	0.0		7,070.5	3,850.0

South Pass 89
Proved Developed	6.3	0.0		484.7	275.8
Proved Undeveloped	0.0	0.0	0.0	0.0

Total Proved	6.3	0.0		484.7	275.8

Offshore Louisiana
Proved Developed	9.1	101.4		1,292.7	614.0
Proved Undeveloped	0.0	0.0	0.0	0.0

Total Proved	9.1	101.4		1,292.7	1,060.0

1)	As of the effective date of this report, the Trust previously announced it had terminated effective December 31, 2007 since net revenues to the Trust fell below $5,000,000 for two successive years “the

The Bank of New York Mellon Trust Company, N. A.	March 28, 2011
Trustee, LL&E Royalty Trust	Page 2

Termination Threshold” during 2006 and 2007, even though some of the Trust properties have remaining productive lives.

2)	Total proved reserves and revenues may not equal the sum of the separate categories due to the manner in which the Trust model handles the recovery of excess production costs. Timing of the recoupment of these costs out of total proved production may vary slightly from the timing associated with the separate proved reserves categories. Future excess production costs will be recouped out of total proved production regardless of reserves category.
     The above figures are based on estimates from the Trust economic model attached to this report. The Trust owns, indirectly through a partnership, net overriding royalty interests equivalent to net profits interests (the “Overriding Royalties”) in certain productive oil and gas properties located in Alabama, Florida, and federal waters Offshore Louisiana (the “Working Interest Properties”). In previous reports, MLL included royalty interests (the “Royalties”) the Trust owned in certain productive oil and gas properties located on the Working Interest Owner’s South Louisiana fee lands (the “Fee Lands”) acreage. The Trust sold its interests in the Fee Lands in November 2009 for approximately $525,000. The results of that sale were not considered in this report.
     MLL estimated the imputed reserves using the formulas and criteria specified by the Working Interest Owner, as described in the following paragraphs, and estimated the future net revenues to the Trust in accordance with the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in the Appendix.
     Estimated future net revenues and present value of estimated future net revenues are not intended and should not be interpreted to represent fair market value for the estimated reserves.
     Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority; therefore, some of the aggregated totals may be stated at a mixed pressure base.
     The table below shows summary projections of the estimated undiscounted future net revenues for interests owned by the Trust in Jay Field, South Pass 89, and Offshore Louisiana and without consideration of the Trust Termination Clause.

The Bank of New York Mellon Trust Company, N. A.	March 28, 2011
Trustee, LL&E Royalty Trust	Page 3

	Estimated Future Net Revenues to the Trust (1)(2)
For Production	From Proved	From Proved	From Total
During the 12-	Developed	Undeveloped	Proved
Months Ended	Reserves,	Reserves,	Reserves,
September 30	M$	M$	M$

2011	0.0	0.0	0.0
2012	0.0	0.0	0.0
2013	0.0	0.0	0.0
2014	2,051.6	0.0	2,051.6
2015	1,123.2	164.3	1,287.6
2016	981.5	681.3	1,662.8
Remainder	2,295.9	1,482.7	3,778.6

Total	6,452.2	2,328.3	8,780.6

1)	As of the effective date of this report, the Trust previously announced it will terminate effective December 31, 2007 since net revenues to the Trust fell below $5,000,000 for two successive years “the Termination Threshold” during 2006 and 2007, even though some of the Trust properties have remaining productive lives.

2)	Total proved reserves and revenues may not equal the sum of the separate categories due to the manner in which the Trust model handles the recovery of excess production costs. Timing of the recoupment of these costs out of total proved production may vary slightly from the timing associated with the separate proved reserves categories. Future excess production costs will be recouped out of total proved production regardless of reserves category.
     The estimated future net revenues to the Trust from proved reserves of Jay Field, South Pass 89, and Offshore Louisana have been determined on the basis of when hydrocarbons attributable to the Overriding Royalties are estimated to be produced. However, the distribution of the Net Proceeds to the Trust will occur approximately 65 days after the end of the month in which the sales of hydrocarbons produced from Jay Field, South Pass 89, and Offshore Louisiana are recorded as revenues by the Working Interest Owner. Therefore, the estimated future net revenues to the Trust from proved reserves for a 12-month period beginning October 1, 2010 correspond to estimated distributions to the Trust during the following quarter. The amounts in the table above reflect those estimates of the disbursements to the Trust and without consideration of the Trust Termination Clause.
     The following table sets forth the total estimated undiscounted future net revenues to be disbursed to the Trust from estimated proved reserves for each of the Working Interest Properties:

The Bank of New York Mellon Trust Company, N. A. Trustee, LL&E Royalty Trust	March 28, 2011 Page 4

		Last Year of
	Estimated Future	Estimated
	Net Revenues to	Economic
	The Trust,	Life of
Property	M$(1) (2)	Reserves (3)

Jay Field	7,070.5	2017
South Pass 89	484.7	2015
Offshore Louisiana	1,292.7	2018

Total	8,780.6

1)	As of the effective date of this report, the Trust previously announced it will terminate effective December 31, 2007 since net revenues to the Trust fell below $5,000,000 for two successive years “the Termination Threshold” during 2006 and 2007, even though some of the Trust properties have remaining productive lives.

2)	Total proved reserves and revenues may not equal the sum of the separate categories due to the manner in which the trust model handles the recovery of excess production costs. Timing of the recoupment of these costs out of total proved production may vary slightly from the timing associated with the separate proved reserves categories. Future excess production costs will be recouped out of total proved production regardless of reserves category.

3)	Projected economic life for the Working Interest Owner without consideration of estimated future dismantlement costs.
     For the purposes of computing the future net revenues to the Trust, the Working Interest Properties have been combined geographically into three groups of leases designated as the “Jay Field”, “South Pass 89”, and “Offshore Louisiana”. The Working Interest Owner has conveyed Overriding Royalties to the Trust expressed as various percentages of Net Proceeds from these Working Interest Properties. The table below sets forth the percentage of Net Proceeds attributable to the Overriding Royalties for Jay Field, South Pass 89, and Offshore Lousiana:

Percentage of Net Proceeds
Working Interest Property	Attributable to Overriding Royalties

Jay Field	50
South Pass 89	50
Offshore Louisiana	90
     The Overriding Royalties owned by the Trust are equivalent to net profits interests of varying percentages, as shown above, of the Net Proceeds from the sale of production of oil, gas, and other hydrocarbons from the Working Interest Properties. Net Proceeds have been computed on a property-by-property basis and consist of the estimated revenues to be recorded by the Working Interest Owner from the sale of oil, gas, and other hydrocarbons from each of the Working Interest Properties less (a) all direct

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costs, charges, and expenses incurred by the Working Interest Owner in production, development, and other operations on the Working Interest Properties (including secondary and tertiary recovery operations), and for dismantlement and abandonment costs where applicable; (b) all applicable taxes (including severance and ad valorem) excluding income taxes; (c) all operating charges directly associated with the Working Interest Properties; (d) applicable charges for certain overhead expenses; and (e) other charges specified in the Trust documents. Administrative expenses of the Trust have not been deducted in determining the net revenues in the foregoing tables.
     The current estimate of the future dismantlement costs net of salvage value to the Working Interest Owner’s working interest in Jay Field, South Pass 89, and Offshore Louisiana are $16.1 million, $11.3 million, and $10.6 million respectively. As of September 30, 2010, Jay Field, South Pass 89, and Offshore Louisiana escrow balances were approximately $4.5 million, $9.4 million, and $10.6 million respectively, leaving an additional $11.6 million and $1.9 million attributable to the Working Interest Owner’s working interest in Jay Field and South Pass 89 to be escrowed in the future.
     The above estimates exclude the Working Interest Owner’s intention to escrow funds up to 125 percent of future Special Costs. Escrowing funds up to 125 percent of the estimated future Special Costs delays the timing of the remaining net proceeds available to the Trust and reduces the value of the Trust’s discounted future net revenues. The Working Interest Owner’s intention to escrow funds up to 125 percent of future Special Costs, the estimated future dismantlement costs, and applicable interest charges were included as shown in Exhibits 1 through 8.
     Excess production costs will result to the Working Interest Owner’s working interest in the event that the costs, charges, and expenses attributable to a Working Interest Property exceed the revenues received from the sale of oil, gas, and other hydrocarbons produced from such property. Pursuant to the provisions of the Trust documents, the Working Interest Owner is allowed to recover such costs from future Net Proceeds. Excess Production Costs to the Working Interest Owner’s working interest to be recovered from future Net Proceeds from Jay Field, South Pass 89, and Offshore Louisiana as of September 30, 2010, were approximately $13.9 million, $0.9 million, and $2.2 million, respectively.
     The estimated future net revenues have been calculated, pursuant to the methods prescribed by the Securities and Exchange Commission, by applying the product prices for oil, gas, condensate, and natural gas liquids represented by the twelve month average of the first-day-of-the-month price for each month within the twelve-month period prior to September 30, 2010, to the estimated future production of these products over the economic life of the reserves and assuming continuation of current economic conditions.
     Well plugging and field abandonment costs were supplied by the Working Interest Owner and used in the calculation of the Net Proceeds for the properties. Future cost estimates, if any, for the restoration of producing properties to satisfy environmental standards were not deducted from future revenues as such estimates are beyond the scope of this assignment.

The Bank of New York Mellon Trust Company, N. A. Trustee, LL&E Royalty Trust	March 28, 2011 Page 6
     The reserves estimates and production rate projections used to forecast future net revenues and imputed reserves attributable to the Trust are based on geologic and engineering studies, with corresponding rate projections made consistent with current producing rates and performance of comparable wells. Where sufficient data were available, oil and gas reserves were estimated by extrapolation of established historical performance trends. Reserves for the remaining properties were estimated by volumetric calculations or by analogy to similar properties.
     Net reserves, as used herein, are reserves net to the Working Interest Owner or imputed to the Trust after taking into account existing third party interests and landowner royalties. Portions of the properties are pooled or unitized, and the reserves estimates herein are based on existing pooling and unitization arrangements.
     The imputed estimated proved reserves attributable to the Trust were calculated for Jay Field, South Pass 89, and Offshore Louisiana by multiplying the net proved reserves of the Working Interest Owner by the ratio of the estimated future net revenues of the Trust to the estimated future gross revenues of the Working Interest Owner prior to consideration of the Trust, as follows:

Estimated future
Imputed proved reserves		net revenues to the		Estimated net proved
to the Trust	=	Trust	x	reserves of the Working Interest Owner
(Bbls. or Mcf)		Estimated future gross revenues to the Working Interest Owner (1)		(Bbls. or Mcf)

1)	Prior to subtraction of all costs (including Jay Field fuel and severance taxes) and the costs attributable to the Trust.
     As the imputed estimated proved reserves of the Trust are calculated using estimated future net revenues, future changes in the product pricing assumptions on which the revenue estimates are based would result in corresponding changes in the Trust’s imputed estimated proved reserves, which could be significant.
     As of the effective date of this report, the LL&E Royalty Trust previously announced the Trust will terminate effective December 31, 2007 since net revenues to the Trust fell below $5,000,000 for two successive years “the Termination Threshold” during 2006 and 2007, even though some of the Trust properties have remaining productive lives.
     The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect MLL’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may

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cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect the Working Interest Owners ability to recover the estimated reserves. Minor precision inconsistencies in subtotals may exist in the report due to truncation or rounding of aggregated values.
     The extent and character of ownership, reversions, test, production, and other data that were furnished by the Working Interest Owners have been accepted as represented. Operating costs and estimated capital expenditures furnished by the Working Interest Owners were reviewed for reasonableness. No field inspections or well tests were conducted by MLL personnel in conjunction with this study. MLL did not verify or determine the extent, character, obligations, status, or liabilities, if any, arising from any gas imbalances or any current or possible future environmental liabilities that might be applicable.
     Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Quantum Resources Management, ConocoPhillips, the LL&E Royalty Trust, or any affiliate. MLL’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Preparation of this report was supervised by an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.
     Any distribution or publication of this letter or any part thereof must include this letter in its entirety.

Very truly yours, MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442
By	/s/ Robert J. Oberst, P.E.
Robert J. Oberst, P.E.
Senior Vice President

RJO/eb